EXHIBIT 12.1

Central Vermont Public Service Corporation
Computation of Ratio of Earnings to Fixed Charges
For the Years Ended December 31
(dollars in thousands)

	2009	2008	2007	2006	2005(a)
Earnings, as defined by S-K 503(d):
Pre-tax income from continuing operations	$31,423	$27,125	$22,553	$28,107	$(672)
Plus: distributed income	10,695	10,694	4,894	2,146	1,938
Less: equity in earnings	(17,472)	(16,264)	(6,430)	(3,240)	(1,869)
Less: interest capitalized	(65)	(105)	(150)	(102)	(79)
Less: preference security dividends, as defined	(558)	(613)	(525)	(572)	(624)
Plus: fixed charges, as below	12,870	13,331	10,371	9,917	11,161
Total Earnings, as defined	36,893	$34,168	$30,713	$36,256	$9,855

Fixed charges, as defined:
Interest on debt	$11,715	$11,648	$8,490	$8,271	$9,519
FIN 48 interest	(127)	39	51	0	0
Imputed interest in rental charges	724	1,031	1,305	1,074	1,018
Preferred dividends, as defined	558	613	525	572	624
Total fixed charges, as defined	12,870	$13,331	$10,371	$9,917	$11,161

Ratio of Earnings to Fixed Charges	2.87	2.56	2.96	3.66	0.88

(a) Reflects Catamount Energy Corporation as discontinued operations.